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                                                                OMB APPROVAL
                                                           OMB Number: 3235-0145



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5 )*


                             THE HAVANA GROUP, INC.
                             ----------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   419209-10-1
                                   -----------
                                 (CUSIP Number)

Steven Morse, Esq., Lester Morse P.C., 111 Great Neck Rd., Great Neck, NY 11021
                                 (516-487-1446)
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  July 29, 2002
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 419209-10-1                                          Page 2 of 5 Pages

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Duncan Hill, Inc. ID# 34-1229487
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     Not Applicable.
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Delaware
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         6,966,000
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           6,966,000
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     6,966,000
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [X]
     Excludes shares beneficially owned by William L. Miller
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     58.3%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 419209-10-1                                          Page 3 of 5 Pages

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     William L. Miller ###-##-####
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     Not Applicable.
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     U.S.A.
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         3,190,500
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           3,190,000
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     3,190,000
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [X]
     Excludes shares beneficially owned by Duncan Hill, Inc.
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     25.8%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 419209-10-1                                          Page 4 of 5 Pages


Item 1.  Security and Issuer

         This statement relates to the Common Stock of The Havana Group, Inc. (the "Issuer"). The Issuer's executive office is located at 7835 Freedom Avenue, N.W., North Canton, OH 44720.


Item 2.  Identity and Background

                  Duncan Hill, Inc.
                  -----------------

         (a)      Duncan Hill, Inc.

         (b)      5701 Mayfair Road
                  Canton, OH  44637

         (c)      Principal stockholder of the Issuer.

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      Delaware

                  William L. Miller
                  -----------------

         (a)      William L. Miller

         (b)      5701 Mayfair Road
                  Canton, OH  44637

         (c) Chief Executive Officer of The Havana Group, Inc. and Kids Stuff, Inc.

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration

                  Not applicable.

                                  SCHEDULE 13D

CUSIP No. 419209-10-1                                          Page 5 of 5 Pages


Item 4.  Purpose of Transactions

         Acquisition of additional shares pursuant to extension of employment contract. (a) - (j) Not Applicable.

Item 5.  Interest in Securities of the Issuer

         (a) - (b) As of September 12, 2002, the Issuer has outstanding the following securities (exclusive of options and warrants): 5,000,000 shares of Series A Preferred Stock, 1,100,000 shares of Series B Preferred Stock and 5,855,000 shares of Common Stock. Of the foregoing securities, Duncan Hill, Inc. beneficially owns and has the right to vote and to dispose of 5,000,000 shares of Series A Preferred Stock, 1,100,000 shares of Series B Preferred Stock, and 866,000 shares of Common Stock. William L. Miller beneficially owns and has the right to vote and dispose of 2,790,000 shares of the Company's Common Stock and 200,000 Class A Warrants and Options to purchase 200,000 shares of Common Stock. As a group, Duncan Hill, Inc. and William L. Miller have the right to vote and dispose of an aggregate of 10,156,000 shares which represents approximately 82.2% of the outstanding voting stock.

         (c) On October 4, 1999, Duncan Hill sold 65,000 shares of the Company's Common Stock at price of $1.875 per share. On February 4, 2000, Mr. Miller purchased 240,000 shares of the Company's Common Stock at a price of $.4044 per share pursuant to a transaction approved by the Board of Directors of the Company. On February 4, 2000, Mr. Miller agreed with the Company to cancel his 200,000 options and the Company agreed to reissue an identical number of options exercisable at $.4044 per share. In July 2002 and August 2002, the Company issued Mr. Miller 200,000 shares in connection with a $50,000 loan and 2,500,000 shares in connection with the conversion of certain debt and accrued salaries totaling approximately $112,500. In September 2002, Mr. Miller gifted 150,000 shares in total to three relatives and Mr. Miller now disclaims beneficial ownership of such 150,000 shares which are not included in
         Item 5(a)-(b).

         (d) - (e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

        Not Applicable.

Item 7.  Materials to be filed as Exhibits

         Not applicable


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 12, 2002

Reporting Person:    Duncan Hill, Inc.

Signature By: /s/ William L. Miller
              ----------------------------
                 (authorized officer)

Reporting Person:  William L. Miller

Signature     /s/ William L. Miller
              ----------------------------